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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.
                       -------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX
DOCUMENTS DESCRIPTION

1. Press Release dated August 12, 2008: AEterna Zentaris Announces Appointment of Prof. Jurgen Engel, Ph.D. as New President and CEO

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS ANNOUNCES APPOINTMENT OF PROF. JURGEN ENGEL, PH.D. AS NEW PRESIDENT AND CEO

QUEBEC CITY, QUEBEC (CANADA), AUGUST 12, 2008 -- AEterna Zentaris Inc. (NASDAQ:
AEZS, TSX: AEZ), a global biopharmaceutical company focused on endocrinology and oncology, announced today the appointment of Prof. Jurgen Engel, Ph.D. as its new President and CEO, effective as of September 1, 2008. Prof. Engel is currently Executive Vice President and Chief Scientific Officer of AEterna Zentaris. He succeeds Juergen Ernst, who had been acting as Interim President and CEO since April 2008. Mr. Ernst, current Chairman at AEterna Zentaris, will become Executive Chairman as of September 1, 2008.

"As a seasoned executive for many years at AEterna Zentaris, Prof. Engel has gained a deep knowledge of the Company's activities at all levels. We feel that his extensive expertise in drug development and commercialization as well as in strategic partnerships, make him the ideal person to lead the Company," said Mr. Ernst.

Prof. Engel added, "I am thrilled with this new challenge and will continue to dedicate all efforts to the successful development of our deep pipeline, especially the ongoing pivotal Phase 3 program in benign prostatic hyperplasia with our lead compound, cetrorelix."

Prof. Engel has been Chief Executive Officer of Zentaris AG since the beginning of 2001. Before joining AEterna Zentaris in December 2002, he was in charge of all R&D activities at ASTA Medica AG where he supervised more than 700 scientists and clinical professionals.

Prof. Engel holds a doctorate degree in organic chemistry from the Technical University of Braunschweig and an academic degree in pharmaceutical science from the University of Regensburg where he is an adjunct full professor at its School of Pharmacy. He is also Honorary Professor at the Dresden Technical University. In 1995, he received the Galenus-von-Pergamon prize for having developed alkylphospholipids as a new class of anti-tumor agents. Prof. Engel is the author of more than 250 scientific articles, several books and he applied for more than 100 patent applications.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

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                                                         [AETERNA ZENTARIS LOGO]

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS

INVESTOR RELATIONS                                   MEDIA RELATIONS
Dennis Turpin, CA                                    Paul Burroughs
Senior Vice President and Chief Financial Officer    Director of Communications
(908) 626-5503                                       (418) 652-8525 ext. 406
dturpin@aezsinc.com                                  pburroughs@aezsinc.com

                                      -30-

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             AETERNA ZENTARIS INC.


Date: August 13, 2008        By: /s/Dennis Turpin
----------------------           ------------------------------------
                                 Dennis Turpin
                                 Senior Vice President, Chief Financial Officer